UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Stellantis N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N82405 106

(CUSIP Number)

Enrico Vellano

Exor N.V.

Gustav Mahlerplein 25, 1082 MS

Amsterdam, The Nethelrands

e-mail: e.vellano@exor.com

Telephone: +31 202402220

With a copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: +1-212-558-4000

Facsimile: +1-212-558-3588

Email: millersc@sullcrom.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

January 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. N82405 106

1	Name of Reporting Persons Exor N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) -
6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 449,410,092
	8	Shared Voting Power 0
	9	Sole Dispositive Power 449,410,092
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 449,410,092
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person (See Instructions) HC, CO

ITEM 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by Exor N.V., a Dutch public limited liability company (naamloze vennootschap) (“Exor”), to amend the Schedule 13D filed by Exor S.p.A., a società per azioni organized under the laws of the Republic of Italy, as predecessor in interest to Exor, with the Securities and Exchange Commission (“SEC”) on October 22, 2014 (the “Original 13D”) as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 16, 2014 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the SEC on December 15, 2016 (“Amendment No. 2”, and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, “Schedule 13D”), and relates to the common shares, par value €0.01 per share, of Stellantis N.V (formerly, Fiat Chrysler Automobiles N.V.), a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”) whose principal executive office is located at Singaporestraat 92, 1175 RA, Lijnden, The Netherlands. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D, as amended. Except as otherwise provided herein, each Item of the Original 13D, as amended, remains unchanged.

This Amendment No. 3 is being filed to amend Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 as follows.

ITEM 2. Identity and Background.

Item 2 is hereby amended and partially restated by replacing the first paragraph with the following:

(a)-(c) This Schedule 13D is filed by Exor N.V. (“Exor” or the “Reporting Person”), a Dutch public limited liability company (naamloze vennootschap) and successor to Exor S.p.A. by virtue of a cross-border merger of Exor S.p.A. with and into Exor. Exor is an investment company, which focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and the United States. The address of Exor’s principal business and principal office is Gustav Mahlerplein 25, 1082 MS, Amsterdam, The Netherlands. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A attached hereto.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to including the following:

This Amendment No. 3 relates to the common shares of the Issuer held by Exor upon effectiveness of the merger (the “Merger”) of Peugeot S.A. (“PSA”) with and into the Issuer pursuant to the common cross-border merger plan dated October 27, 2020, approved by the boards of directors of PSA and FCA (the “Merger Plan”), attached as Exhibit 5 to this Schedule 13D and the Combination Agreement by and between PSA and FCA dated December 17, 2019, attached as Exhibit 6 to this Schedule 13D, as subsequently amended on September 14, 2020 (as so amended, the “Combination Agreement”). Immediately following completion of the Merger, the Issuer was renamed Stellantis N.V.

On January 4, 2021 the extraordinary general meetings of PSA and FCA shareholders, respectively, approved the Merger and, following satisfaction or waiver of the conditions precedent under the Merger Plan, the Merger became effective on January 16, 2021 (the “Effective Time”).

Pursuant to the Merger Plan, upon effectiveness of the Merger the former shareholders of PSA received 1.742 Issuer common shares for each PSA ordinary share held. The former shareholders of FCA continued to hold unchanged the Issuer common shares previously held.

Immediately prior to the Merger, Exor held FCA common shares representing approximately 28.54% of the outstanding common shares of FCA. In addition, immediately prior to the Merger, Exor held 449,410,092 special voting shares of FCA. As a result, Exor held 44.40% of the voting rights in FCA immediately prior to the Merger. Upon effectiveness of the Merger, Exor held 449,410,092 common shares of the Issuer, representing approximately 14.4% of the Issuer’s outstanding common shares. Pursuant to the Merger Plan there was no carryover of the double voting rights held by Exor in the Issuer and, to that end, at the Effective Time all special voting shares of FCA held by Exor were reacquired by the Issuer for no consideration.

As contemplated by the Combination Agreement, FCA and PSA have agreed that promptly following the closing of the Merger, Stellantis will distribute to its shareholders through dividend or other form of distribution (including through a reduction of share capital of Stellantis) (a) its remaining ordinary shares of Faurecia S.E. (“Faurecia”), representing approximately 39% of the share capital of Faurecia, and (b) cash equal to approximately €308 million corresponding to the proceeds of the sale by PSA of 9,663,000 ordinary shares of Faurecia on October 29, 2020 (collectively, the “Faurecia Distribution”). The consummation of the Faurecia Distribution is subject to including approval by the Stellantis shareholders at the extraordinary general meeting scheduled for March 8, 2021. If approved, Exor, in its capacity as direct shareholder of Stellantis, would be entitled to receive its pro rata share of the Faurecia Distribution.

References to, and descriptions of, the Merger, the Merger Plan and the Combination Agreement throughout this Amendment No. 3 are qualified in their entirety by reference to the Merger Plan and the Combination Agreement incorporated by reference as Exhibit 5 and 6, respectively, to this Schedule 13D.

The Combination Agreement is incorporated by reference hereto to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Issuer, PSA or the Issuer or their respective affiliates or to modify or supplement any factual disclosures about the Issuer, PSA or their respective affiliates in public reports filed with the SEC. The Combination Agreement includes representations, warranties and covenants of the Issuer and PSA that were made solely for the purposes of the Combination Agreement and as of specific dates, were solely for the benefit of the parties thereto, and which may be subject to important qualifications and limitations agreed to by the Issuer and PSA in connection with the negotiated terms of the Combination Agreement. Moreover, such representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Combination Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, PSA or any of their respective subsidiaries or affiliates. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the date of such agreement or a prior, specified date and (ii) in some cases they are subject to qualifications with respect to materiality, knowledge and/or other matters. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or PSA’s public disclosures.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to including the following:

General

The principal objective of Exor’s investment in the Issuer is the creation of value over time for all shareholders, by supporting the Issuer’s business growth strategies which will be identified and adopted by the board of directors and the management of the Issuer.

Exor does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiaries (other than intra-group transactions); (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (other than intra-group transactions); (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, save for the exercise of Exor’s nomination rights described below; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Exor expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, Exor reserves the right to change its plans as it deems appropriate. For example, Exor may at any time and from time to time, without prejudice to the lock-up and standstill arrangements described below: (1) acquire additional securities of the Issuer in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time, subject to the lock-up and standstill arrangements described below. In reaching any determination as to its future course of action, Exor may take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Exor, and general economic and stock market conditions, including, but not limited to, the market price of the common shares of the Issuer.

As a result of these activities, Exor may suggest, or take a position with respect to, potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling or merging the Issuer or acquiring other companies or businesses; changing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer by members of management, issuance of options to management, or their employment by the Issuer.

Governance Rights

The Combination Agreement and the Issuer’s Articles of Association (the “Articles”) adopted following the effectiveness of the Merger provide for certain arrangements relating to the governance of the Issuer, which include certain rights and obligations of Exor. The principal terms of such rights and obligations are summarized below.

The Issuer Board Composition

The Articles provide that after the closing of the Merger (the “Closing”) the board of directors of the Issuer (the “Board”) will be a single tier board initially composed of 11 members, including the following initial directors:

•	the CEO of the Issuer;

•	two Independent Directors nominated by FCA;

•	two Independent Directors nominated by PSA;

•	two directors nominated by Exor;

•	one director nominated by Établissements Peugeot Frères and FFP (together, “EPF/FFP”); and

•	one director nominated by Bpifrance Participations S.A. (“Bpifrance”)[1] (or EPF/FFP, as further described below);

•	two employee representatives.

For these purposes, “Independent Director” means a director meeting the independence requirements under the Dutch Corporate Governance Code and, with respect to members of the Audit Committee, also meeting the independence requirements of Rule 10A-3 under the Exchange Act, and the NYSE listing requirements.

Nomination Rights

The rights of Exor, EPF/FFP and Bpifrance to nominate the number of directors mentioned above also apply to future terms of office of the Board; provided that:

•

if the number of the Issuer common shares held by Bpifrance, and/or any of its affiliates, or EPF/FFP, and/or any of its affiliates, falls below 5% of the issued and outstanding Issuer common shares, such shareholder will no longer be entitled to nominate a director (in which case, any director nominated by Bpifrance or EPF/FFP, as the case may be, will be required to promptly resign); and

[1]	Bpifrance includes jointly Bpifrance Participations S.A. and its wholly-owned subsidiary Lion Participations SAS.

•

if, at the Effective Time, at any time within the six years following the Closing or on the sixth anniversary of the Closing, both (i) the number of the Issuer common shares held by EPF/FFP and/or their affiliates increases to 8% or more of the issued and outstanding the Issuer common shares and (ii) the number of the Issuer common shares held by Bpifrance and/or its affiliates falls below 5% of the issued and outstanding the Issuer common shares, then EPF/FFP will be entitled to nominate a second director to the Issuer Board to replace the Bpifrance nominee (the “EPF/FFP Additional Director”),

As an exception to the foregoing, if, at the Effective Time or within six years of the Effective Time:

•

the number of the Issuer common shares held by Bpifrance and its affiliates, on the one hand, or EPF/FFP and its affiliates, on the other hand, represents between 4% and 5% of the issued and outstanding The Issuer common shares (the “Threshold Stake”);

•	either Bpifrance or EPF/FFP has not lost its right to nominate a director in accordance with the preceding paragraph; and

•	the number of the Issuer common shares held by Bpifrance, EPF/FFP and their respective affiliates represents, in aggregate, 8% or more of the issued and outstanding the Issuer common shares,

the shareholder which holds the Threshold Stake will maintain its right to nominate a director to the Board until the sixth anniversary of the Closing (provided that while Bpifrance is entitled to nominate a director pursuant to this proviso, EPF/FFP will not be entitled to nominate the EPF/FFP Additional Director).

Additionally, Exor’s right to nominate directors will decrease in the event Exor and/or its affiliates reduce their equity ownership in the Issuer as follows:

•

if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to 8% of the issued and outstanding the Issuer common shares, Exor will be entitled to nominate one director instead of two; and

•

if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to 5% of the issued and outstanding the Issuer common shares, Exor will no longer be entitled to nominate a director.

In such cases, the director designated by Exor for resignation from among the directors nominated by Exor will be required to resign as promptly as reasonably practicable after the number of the Issuer common shares held by Exor and/or its affiliates falls below the applicable threshold.

Any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of Issuer shares will be disregarded for the purpose of determining whether the applicable shareholder reaches the relevant threshold(s).

Loyalty Voting Structure

The Articles include a loyalty voting structure equivalent to that adopted by FCA prior to the Merger. The loyalty voting structure grants long-term shareholders an extra voting right through a special voting share, without entitling such shareholders to any economic rights additional to those associated with the Issuer common shares. The Issuer shareholders may request that the Issuer register all or part of their common shares in a separate register (the “Loyalty Register”) of the Issuer’s shareholders’ register. Common shares registered in the Loyalty Register may not be traded in the regular trading systems. Holders of common shares that have been registered in the Loyalty Register for an uninterrupted period of three years become eligible to receive one class A special voting share for each common share so registered. The terms of the loyalty voting structure are described in more detail in the Articles and the Issuer Special Voting Shares Terms and Conditions, a form of which is filed as Exhibit 8 to this Schedule 13D and is incorporated herein by reference. The special voting shares will not be listed on the NYSE, MTA or Euronext Paris and will not be transferrable or tradable. The sole purpose of the special voting shares is to implement the loyalty voting structure under Dutch law whereby eligible electing shareholders effectively receive two votes for each Issuer common share held by them.

Exor has registered all of its common shares in the Issuer on to the Loyalty Register effective on the Effective Time.

Voting Limitations

Pursuant to the Articles, no shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, may cast 30% (the “Voting Threshold”) or more of the votes cast at any general meeting of shareholders of the Issuer, including after giving effect to any voting rights exercisable through the Issuer’s special voting shares. Any voting right in excess of the Voting Threshold will be suspended. To that end, the Articles provide that, before each shareholders’ meeting, any shareholder holding voting rights in excess of the Voting Threshold will notify the Issuer of its shareholding and total voting rights in the Issuer and provide, upon request by the Issuer, any information necessary to ascertain the composition, nature and size of the equity interest of that person and any other person acting in concert with it. This voting restriction (i) may be removed by the affirmative vote of the holders of two-thirds of the issued and outstanding capital of the Issuer (for the avoidance of doubt, without giving effect to any voting rights exercisable through the Issuer special voting shares, and subject to the aforementioned 30% voting cap) and (ii) will lapse upon any person holding more than 50% of the issued and outstanding capital of the Issuer (other than the Issuer special voting shares) as a result of a tender offer for the Issuer’s common shares.

The foregoing description of certain provisions of the Articles does not purport to be complete and is qualified in its entirety by reference to the full text of the Articles, a form of which is filed as Exhibit 9 to the this Schedule 13D and is incorporated herein by reference.

Support Agreement

Concurrently with the execution of the Combination Agreement, the Issuer entered into a letter agreement (the “Support Agreement”) with Exor pursuant to which Exor agreed, among other things to certain standstill and lock-up obligations in respect of its shareholding in the Issuer which are summarized below.

Standstill

For a period ending seven years following the Closing, Exor will be restricted from buying, and from causing its affiliates to buy, shares to increase its interest in the Issuer, directly or indirectly, alone or in concert with any other person, if as a result of such acquisition its aggregate shareholding in the Issuer, taken together with the shareholding of its Affiliated Entities (as defined below), calculated on the basis of the outstanding number of the Issuer’s common shares, becomes or would become higher than 14.5%; provided that any repurchase and/or cancellation of PSA’s ordinary shares or the Issuer’s common shares, prior to the Closing, or the Issuer’s common shares, after the Closing, will be disregarded in calculating the number of the Issuer’s common shares outstanding for purposes of this sentence. For purposes of this paragraph, “Affiliated Entities” means with respect to any person, any person directly or indirectly controlled by such person, any person that directly or indirectly controls such person, or any person under common control with such person; provided that with respect to a fund, the management company directly or indirectly managing or advising such fund will be deemed to control such fund.

After the Closing, Exor may be released from the standstill obligation with respect to the Issuer’s common shares with the consent of the Board, provided that such consent will not be adopted without the favorable vote of each of the directors nominated by the other reference shareholders that remain bound by their support agreements.

After the Closing, Exor will be released from its standstill obligation in the event (a) the Board recommends a transaction in which a person or group would acquire 50% or more of the Issuer common shares (including a merger of the Issuer with or into another entity unless the shareholders of the Issuer immediately prior to the merger are entitled to receive more than the majority of the ordinary share capital and voting rights in the surviving entity of the merger), or (b) a person or group not acting in concert with Exor formally files an offer to acquire 50% or more of the outstanding the Issuer common shares by means of a tender or exchange offer.

Lock-up

For a period ending three years following the Closing, Exor is restricted from transferring any of its common shares in the Issuer.

Exor may be released from its lock-up obligation in the event the Board recommends a transaction in which a person or group would acquire 50% or more of the Issuer common shares (including a merger of the Issuer with or into another entity unless the shareholders of the Issuer immediately prior to the merger are entitled to receive more than the majority of the share capital and voting rights in the surviving entity of the merger).

The Support Agreement will terminate upon the earliest to occur of: (i) the date on which the Combination Agreement is terminated before the Closing or (ii) in the event the Closing occurs under the Combination Agreement, upon the seventh anniversary following the Closing.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement filed as Exhibit 7 to this Schedule 13D and incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and partially restated by replacing paragraphs (a) through (c) with the following:

(a) Rows (11) and (13) of the cover pages to this Amendment are incorporated by reference herein.

(b) Rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference herein.

Furthermore, the following persons listed in Item 2(a)(c) above beneficially own common shares of the Issuer:

•	Mr. John Elkann owns 298,435 common shares of record;

•	Mr. Alessandro Nasi owns 3,750 common shares of record;

•	Mr. Andrea Agnelli owns 36,102 common shares of record; and

Mr. Tiberto Brandolini d’Adda owns 25,973 common shares of record.

The persons listed in Schedule A hereto and named in Item 5 above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5, above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Neither the Reporting Person nor any persons listed in Schedule A have effected any transactions with respect to common shares of the Issuer during the past 60 days.

(d) There are no changes to the information set out in paragraph (d) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

(e) There are no changes to the information set out in paragraph (e) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated into this Item 6 by reference. Copies of the Combination Agreement and the Support Agreement are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following:

Exhibit 5: Merger Plan, dated October 27, 2020, by and between the Issuer and PSA (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 initially filed by the Issuer with the SEC on July 24, 2020, File No. 333-240094)

Exhibit 6: Combination Agreement, dated December 17 ,2019, by and between the Issuer and PSA (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F, filed by the Issuer with the SEC on February 25, 2020, File No. 001-36675).

Exhibit 7: Support Agreement, dated December 17, 2019, by and between the Issuer and Exor (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F, filed by the Issuer with the SEC on February 25, 2020, File No. 001-36675)

Exhibit 8: Form of Issuer Special Voting Shares Terms and Conditions (incorporated by reference to Appendix G to the prospectus forming part of the Registration Statement on Form F-4 initially filed by FCA with the SEC on July 24, 2020, File No. 333-240094)

Exhibit 9: Form of Issuer Articles of Association (incorporated by reference to Exhibit 3.3. to the Registration Statement on Form F-4 initially filed by FCA with the SEC on July 24, 2020, File No. 333-240094)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2021

Exor N.V.

By:	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Chief Financial Officer

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Chief Executive Officer

Chairman Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Chairman Stellantis N.V., Singaporestraat 92, 1175 RA Lijnden, the Netherlands;

Chairman and Acting Chief Executive Officer Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;

Chairman GEDI Gruppo Editoriale S.p.A., Via Cristoforo Colombo 90, Rome, Italy;

Director PartnerRe, Wellsley House South 90 Pitts Bay Road, HM08 Pembroke, Bermuda;

Chairman Fondazione Giovanni Agnelli, Via Giuseppe Giacosa 38, 10125 Torino, Italy.

Italian citizen

Alessandro Nasi Vice Chairman

Director Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Chairman Iveco Defence Vehicles SpA, Via Alessandro Volta, 6-39100 Bolzano Italy;

Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK;

Member of the Advisory Board Lego Brand Group, Aastvej 1, 7190 Billund, Denmark;

Chairman Comau S.p.A., Via Rivalta 30, 10095 Grugliasco, Italy;

Italian citizen

Marc Bolland Senior Non-Executive Director (Independent Director)

Senior Operating Partner and Chairman Europe Blackstone Group International Partners LLP, 40, Berkeley Square, London WU SAL, UK;

Non-Executive Director The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313, USA;

Non-Executive Director International Airlines Group S.A., 2 World Business Centre Heathrow, Newall Road, London Heathrow Airport, Hounslow, TW6 2SF, UK;

Vice-President Unicef UK, 30a Great Sutton Street, London, EC1V 0DU, UK

Vice Chairman Consumer Goods Forum, 47-53, rue Raspail, 92300 Levallois-Perret, France.

Dutch citizen

Andrea Agnelli Director

Non-Executive Director Stellantis N.V., Singaporestraat 92, 1175 RA Lijnden, the Netherlands;

Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy;

Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy;

Member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK;

Director Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Chairman European Club Association, Route de St-Cergue 9, 1260 Nyon, Switzerland;

President Fondazione del Piemonte per l’Oncologia, Strada Provinciale, 142 - KM 3.95 10060 Candiolo TO, Italy;

Member of the Executive Committee and ECA representative UEFA, Route de Saint-Cergue 9, 1260, Nyon, Switzerland

Italian citizen

Ginevra Elkann Director

President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy; President Asmara Films S.r.l., Via Giuseppe Sacconi 4/b, 00196 Rome, Italy;

Member of the Advisory Board Christie’s, 8 King Street, London SWlY 6QT, UK;

Board member Fondation Cartier pour l’art contemporain, 261, Boulevard Raspail - 75014 Paris, France;

Member of the Advisory Board UCCA, 798 Art District, No. 4 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China.;

Italian citizen

Joseph Bae Independent Director

Co-President and Co-Chief Operating Officer KKR, 9 West 57th Street, Suite 4200, New York, NY 10019, USA;

Director KKR, 9 West 57th Street, Suite 4200, New York, NY 10019, USA;Trustee Phillips Andover Academy, 180 Main St, Andover, MA 01810, USA;

Member of Global Advisory Council Harvard University, Cambridge, MA, USA;

Director Lincoln Center, Lincoln Center Plaza, New York, NY 10023, USA;

Director The Asia Society, 725 Park Ave, New York, NY 10021, USA.

Korean citizen

Melissa Bethell Independent Director

Partner and Managing Partner Atairos Europe, 17 Duke of York Street, London SW1Y 6LB, United Kingdom;

Director Atairos Group Inc., 40 Morris Avenue, Bryn Mawr, PA, 19010, USA;

Non-Executive Director Tesco Plc, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK.

British citizen

Laurence Debroux Independent Director

Member of Executive Board and Chief Financial Officer Heineken NV, Tweede Weteringplantsoen 5, 1017 ZD Amsterdam, the Netherlands;

Member of the Board of Directors Ecole des Hautes Etudes Commerciales Paris, 1 Rue de la Libération, 78350 Jouy-en-Josas, France;

Independent Board member Novo Nordisk A/S, Novo Allé, 2880 Bagsvaerd, Denmark.

French citizen

Antonio Mota de Sousa Horta-Osorio Independent Director

Executive Director and Group Chief Executive Lloyds Banking Group, 25 Gresham Street, London EC2V 7HN, UK; Non-Executive Director Sociedade Francisco Manuel dos Santos B.V., Teleportboulevard 110, 1043 EJ Amsterdam, The Netherlands;

Chairman Stichting INPAR Foundation, Claude Debussylaan 46, 1082 MD Amsterdam, The Netherlands;

Non-Executive Director Fundação Champalimaud, Avenida Brasília, 1400-038 Lisbon, Portugal;

CBI President’s Committee, Cannon Place, 78 Cannon Street, London EC4N 6HN, United Kingdom;

Chairman Wallace Collection, Hertford House, Manchester Square, London W1U 3BN, United Kingdom.

Portuguese citizen

Giovanni Agnelli B.V.

Giovanni Agnelli B.V. (“G.A.”) is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and, as of the date of this Schedule 13D, is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

NAME AND POSITION WITH G.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Board Member	See above in this Schedule A.	Italian citizen

Tiberto Brandolini d’Adda Board Member

Honorary Chairman Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Independent member of the Board of Directors YAFA S.p.A., Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy;

Italian citizen

Alessandro Nasi Board Member	See above in this Schedule A.	Italian citizen

Andrea Agnelli Board Member	See above in this Schedule A.	Italian citizen

Luca Ferrero de’ Gubernatis Ventimiglia Board Member	——	Italian citizen

Jeroen Preller Board Member	Partner NautaDutilh, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen

Florence Hinnen Board Member	General Counsel of Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands; Director Exor Nederland N.V., Gustav Mahlerplein 25, 1082, MS Amsterdam, the Netherlands.	Dutch citizen

Benedetto Della Chiesa Bord Member	Board Member and Managing Partner MVP Group S.r.l., Corso Magenta, 20123 Milano, Italy.	Italian citizen